Ex99.30

Routemaster Announces $2 Million Private  Placement

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Oct. 07, 2020 -- Routemaster Capital Inc. (TSX-V: RM) (“Routemaster” or the “Company”) is pleased to announce a non-brokered private placement financing of up to 20,000,000 units (a “Unit”) at a price of $0.10 per Unit for gross proceeds of up to $2,000,000 (the “Offering”). Each Unit will consist of one common share of the Company and one common share purchase warrant (a “Warrant”), entitling the holder to acquire one additional common share of Routemaster at an exercise price of $0.25 for a period of 24 months from issuance.

If at any time after four months and one day from the closing date the common shares of Routemaster trade at $0.20 per common share or higher (on a volume weighted adjusted basis) for a period of 10 consecutive days, the Company will have the right to accelerate the expiry date of the Warrants to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right.

Closing of the Offering is expected to occur on or about October 22, 2020. All securities issued in connection with the Offering will be subject to a statutory hold period of four-months and one day. Completion of the Offering is subject to a number of conditions, including without limitation, receipt of TSX Venture Exchange approval.

In connection with the Offering, a finder’s fee may be payable in line with the policies of the TSX Venture Exchange. Routemaster intends to use the proceeds of the Offering for potential investment opportunities and general corporate purposes.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

FORWARD LOOKING STATEMENTS: This news release contains certain forward-looking statements, including statements regarding the intended use of proceeds, closing conditions and timing and other matters relating to the Offering. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward- looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.